SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: November 28, 2006

ELTEK Ltd.

Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il

ELTEK LICENSES STABLCOR’S BREAKTHROUGH TECHNOLOGY

Eltek is the first international company to license the Stablcor® Technology, expanding its high-end global revenue opportunities

PETACH-TIKVA, Israel, November 28, 2006 – Eltek Ltd. (NASDAQ:ELTK), the leading Israeli manufacturer of advanced circuitry solutions, today announced the signing of a license agreement with Stablcor, Inc. Eltek is now the first international licensee of the STABLCOR® Technology, an advanced thermal management solution for printed circuit board fabrication. The technology enables manufacturers to produce smaller electronic products while eliminating the thermal, mechanical and reliability concerns that currently challenge the semiconductor industry. Roberto Tulman, Chief Technology Officer of Eltek, said: “STABLCOR’s unrivaled technology features thermal management properties that are unique among PCB materials, such as fast heat dissipation, controlled CTE (Coefficient of Thermal Expansion), along with higher stiffness and enhanced rigidity of the boards. These advantageous characteristics allow higher yields in assembly manufacturing, reduction of mechanical reinforcements and increase the overall reliability of the end product. We are looking forward to working with this new technology to design and develop new and unique solutions for our high – end customers.”

“We are very pleased to have a quality printed circuit board manufacturer with such strong engineering and manufacturing capabilities and industry reputation as Eltek become a licensee of our STABLCOR Technology,” said Doug Tullio, President of Stablcor, Inc.

“This new license agreement is an important strategic achievement for Eltek, giving us an extended competitive edge and opens new opportunities in lucrative sectors of the PCB market, especially aerospace and military,” said Arieh Reichart, President and Chief Executive Officer of Eltek.

“By being the first company to license the Stablcor® Technology outside The U.S., it gives us the opportunity to expand our high margin sales to leading global companies, both in the U.S. and elsewhere. Additionally, as tier one military and aerospace companies are currently in advanced stages of their evaluation of the STABLCOR® Technology, we are now ideally positioned to benefit from potential expanded use of this technology,” he concluded.

About the Company

Eltek is Israel’s leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

For more information, visit Eltek’s World Wide Web site at www.eltekglobal.com.

About Stablcor, Inc.

Stablcor, Inc. is the only provider of a thermally and electrically conductive carbon composite material, STABLCOR® which, when incorporated in printed circuit boards and substrates, controls heat, thermal expansion and increases the rigidity and strength of circuit boards without increasing the weight. The patented laminate and the processes to incorporated STABLECOR into circuit boards and substrates provide the electronics industry a cost efficient technology to produce smaller electronic products while eliminating the thermal, mechanical and reliability concerns that currently challenge the semiconductor industry. For more information about STABLOR visit www.thermalworks.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.